ASSIGNMENT OF CUSTODY AGREEMENT

THIS AGREEMENT (the "Assignment"), is made and entered into as of this 11th day of June, 2021 by and among Forum Funds (the "Trust"), a Delaware statutory trust operating on behalf of certain of its separate series (the “Funds”), MUFG Union Bank, N.A. ("Union Bank"), and U.S. Bank, N.A. ("U.S. Bank"), each a national banking association organized and existing under the laws of the United States of America.

WHEREAS, the Trust has entered into a Custodian Agreement with Union Bank dated June 15, 2012, (together with all Addenda, Appendices and Supplements thereto, the "Custody Agreement") pursuant to which Union Bank was appointed the custodian to the Funds; and

WHEREAS, U.S. Bank acquired Union Bank's Debt Servicing and Securities Custody Services client portfolio (the “Acquisition”) effective March 15, 2021 (the "Acquisition Date"), which U.S. Bank and Union Bank state has resulted in the transfer of the Custody Agreement to U.S. Bank by operation of law pursuant to Depository Corporation Sale, Merger, and Conversion Law, CA Fin Code§ 4800 (2016); and

WHEREAS, Section 22 of the Custody Agreement provides in relevant part that it may not be assigned to any third party without the prior written consent of the other party; and

WHEREAS, the Trust wishes for U.S. Bank to continue to serve as Custodian to the Trust, and U.S. Bank wishes to continue to so serve following the Acquisition described above.

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein and in the Custody Agreement, in accordance with Section 22 of the Custody Agreement, the parties agree as follows:

1.	Assignment.

As of the Acquisition Date, Union Bank hereby assigns all of its rights, duties, and obligations under the Custody Agreement to U.S. Bank; and in accordance with Section 22 of the Custody Agreement, the Trust consents to such assignment.

2.	Performance of Duties.

As of the Acquisition Date, U.S. Bank hereby assumes and agrees to perform all of Union Bank's duties and obligations under the Custody Agreement and be subject to all of the terms and conditions of said Custody Agreement, inclusive of all Addenda, Appendices and Supplements thereto, as if they applied to U.S. Bank. During a transition period beginning on the Acquisition Date and ending on or about July 30, 2021 with a conversion of Trust assets from Union Bank to U.S. Bank, Union Bank will continue to provide the Trust with the same custodial services it provided prior to the Acquisition Date. Union Bank will provide these services in its capacity as sub-custodian to U.S. Bank. Upon completion of this transition period and upon conversion of the assets to U.S. Bank, Union Bank's sub-custodial role will cease.

3.	Consent.

The Trust hereby consents to this assignment of Union Bank's rights, duties and obligations under the Custody Agreement to U.S. Bank and the assumption by U.S. Bank of all such rights, duties, and obligations, and agrees, subject to the terms and conditions of the Custody Agreement to look to U.S. Bank for the performance of the duties and obligations previously provided by Union Bank under the Custody Agreement after the Acquisition Date.

4.	Miscellaneous.

A.	Ratification of Terms of the Custody Agreement; Effect. The Custody Agreement shall have the same force and effect with respect to each party as if it had been executed directly thereby; and the terms of the Custody Agreement (including, without limitation, the current fee schedule thereto), as assigned by this Assignment, are hereby approved, ratified and confirmed by the parties and may only be amended pursuant to a writing executed by U.S. Bank and the Trust, consistent with Section 21 of the Custody Agreement.

B.	Addresses for Notices. Notices to the Trust and U.S. Bank pursuant to Section 17 of the Custody Agreement shall be sent to the following addresses:

Forum Funds

Three Canal Plaza, Suite 600

Portland, ME 04101

Attention: Jessica Chase

U.S. Bank, N.A.

1555 N. Rivercenter Dr., MK-WI-S302

Milwaukee, WI 53212

Attention: Legal Department

C.	Ratification of Operational Documents. The parties hereto agree that any and all operational documents (including, without limitation, any authorized signers lists, funds transfer operating guidelines, standing instructions and price source authorizations) currently in effect are hereby approved, ratified and confirmed and that U.S. Bank shall be entitled to rely upon the same as if they had been executed, entered into or established directly by U.S. Bank.

D.	Representations and Warranties. Each of the parties hereto represents and warrants that: (i) it is legally authorized to enter into this Assignment; (ii) its execution, delivery and performance of this Assignment does not conflict with any provision of law applicable to it or of its governing documents or of any agreement binding upon it; and (iii) all acts, conditions and things required to be done and performed by it and to have occurred with respect to it prior to its execution, delivery and performance of this Assignment and to render the same legal, valid and binding obligation of such entity enforceable against such entity in accordance with its respective terms have been done and performed and have occurred in compliance with applicable laws.

E.	Use of Information. Each of the parties hereby irrevocably undertakes that it shall not use any of the information that it receives directly or indirectly as a result of the relationship established by this Assignment (“Information”) for any purpose other than to provide services contemplated by the Custody Agreement and this Assignment. In that regard, each of the parties hereby agrees that it shall use all commercially reasonable endeavors to ensure that its personnel, authorized entities, and affiliates do not use Information in order to solicit other business arrangements with the advisers and subadvisers to the Funds.

F.	Assurance and Cooperation. Following the date of this Assignment, and subject to the terms hereof, each of the parties hereto agrees to execute and deliver such other documents and to take such actions that shall be reasonably requested by any other party hereto in order to carry out and effectuate the transactions and actions contemplated by this Assignment.

G.	Amendments. No amendment, modification, revision or waiver of any of the terms or conditions of this Assignment shall be effective unless in writing signed by all of the parties hereto.

H.	Limitations. This Assignment is executed by the Trust with respect to each of the Funds and the obligations hereunder are not binding on any of the trustees, officers or shareholders of the Trust individually, but are binding only on the Fund to which such obligations pertain and the assets and property of such Fund. All obligations of Union Bank and U.S. Bank under this Assignment shall apply only on a Fund-by-Fund basis, and the assets of one Fund shall not be liable for the obligations of another Fund.

I.	Counterparts. This Assignment may be simultaneously executed in multiple counterparts, each of which shall be an original, and all of which shall constitute one and the same agreement. Delivery of an executed counterpart by electronic means shall be deemed delivery of an original counterpart hereof.

J.	Binding Agreement. This Assignment shall be binding upon each of the parties, their successors and any assigns, provided in the case of any assign that the assignment satisfied the requirements of Section 22 of the Custody Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Assignment to be executed by a duly authorized officer on one or more counterparts as of the date first above written.

FORUM FUNDS		U.S. BANK NATIONAL ASSOCIATION

By:	/s/ Jessica Chase	By:	/s/ Gregory Farley

Name:	Jessica Chase	Name:	Gregory Farley

Title:	President	Title:	Senior Vice President

MUFG UNION BANK, N.A.

By:	/s/Brian Sawnson

Name:	Brian Swanson

Title:	Vice President